FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

The Securities Exchange Act of 1934

For the month of May, 2004

Commission File Number: 0-30324

Radware Ltd.

 (Translation of Registrant’s Name into English)

22 Raoul Wallenberg Street, Tel Aviv 69710, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X          Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of Radware Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release: RADWARE LTD.  ANNOUNCES RECORD RESULTS, Dated May 3, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADWARE LTD.

Date: May 3, 2004

By: /s/ Meir Moshe

Meir Moshe

Chief Financial Officer

EXHIBIT INDEX

Exhibit Number

Description of Exhibit

10.1

Press Release: RADWARE LTD.  ANNOUNCES RECORD RESULTS, Dated May 3, 2004.

EXHIBIT 10.1

Contact:

Meir Moshe, Chief Financial Officer, Radware Ltd.

011-972-3766-8610

Dennis S. Dobson, for Radware Ltd.

(203) 255-7902

RADWARE LTD.  ANNOUNCES RECORD RESULTS

* Record Quarterly revenues of $15.5 million

* Record Quarterly profit of $2.8 million or $0.14 per diluted share

Tel Aviv, Israel, May 3, 2004 — Radware (Nasdaq: RDWR), the leader in Intelligent Application Switching (IAS), ensuring the availability, performance and security of networked applications across the enterprise, today reported its tenth consecutive quarter of growth in revenues with record revenues of $15.5 million for the first quarter of 2004, an increase of 23% compared with revenues of $12.6 million for the first quarter of 2003, and a sequential increase of 3% vs. $15.0 million revenues for the fourth quarter of 2003.

Net profit for the first quarter of 2004 was $2.8 million, an increase of almost 250% compared with net profit of $0.8 million in the first quarter of 2003 and a sequential increase of 11% vs. net profit of $2.5 million in the fourth quarter of 2003.

Diluted net earnings per share for the first quarter of 2004 were $0.14, compared to $0.05 in the first quarter of 2003 or $0.13 in the fourth quarter of 2003.

The Company continued to maintain a positive operational cash flow, and in the first quarter of 2004 generated cash in the amount of $4.5 million, leading it to a balance of $143.5 million in cash, short-term and long-term bank deposits and marketable securities.

“We are pleased with our results that demonstrate the strength of our business strategy. As we continue to enhance our solutions to provide the full availability, optimized performance and complete security to mission critical applications, we are confident of our future growth potential,” said Roy Zisapel, President and CEO, Radware.

During the quarter ended March 31, 2004, Radware released the following significant announcements:

•

Radware Security Service Responds to NetSky-R1

•

Symantec Certifies Radware's Application Switch Management Tool with Symantec Enterprise Security Architecture

•

Radware Announces North American Distribution Agreement with Alternative Technology

•

Research Firm Lists Radware in the Leader Quadrant in Web-enabled Application Delivery Report

•

Radware Security Update Service Delivers Immediate and Ongoing Security Filter Updates

•

Radware Signs Global Platinum Reseller Agreement with T-Systems

•

Radware Security Service Responds with Protection Against Mydoom C

•

ADP Dealer Services Chooses Radware's LinkProof Family for Uninterrupted and Cost Effective Connectivity

•

Radware's CertainT 100 Transaction Accelerator Wins "Recommended Buy" Award in SC Magazine Test

•

Radware Awarded Patent for Its Multi-Homing

Company management will host a quarterly investor conference call at 8:45 AM EST on May 3, 2004. The call will focus on financial results for the quarter ended March 31, 2004, and certain other matters related to the Company’s business.

The conference call will be webcast on May 3, 2004 at 8:45 AM (EST in the “listen only” mode via the Internet at:

http://www.radware.com/content/company/investorrelations/default.asp

About Radware

Radware (NASDAQ:RDWR) is the Global Leader in Intelligent Application Switching, enabling the complete security, maximum performance and full availability of all mission critical networked applications while dramatically cutting operating and scaling costs.

Radware’s integrated Application Security, Application Infrastructure and End-to-End Connectivity solutions are deployed by over 2,500 enterprises and carriers worldwide. Radware offers the broadest product line in the industry, meeting application needs at every critical point across the network including Web and Application Servers, Firewalls, VPNs, ISP links, Anti-Virus Gateways and Cache.

Learn more on how Radware Intelligent Application Switching Solutions can enable the security, performance and availability of mission critical applications at

 www.radware.com.

###

This press release contains forward-looking statements.  Such statements involve various risks that may cause actual results to differ materially.  These risks and uncertainties include, but are not limited to: market demand for the Company’s products, successful implementation of the Company’s products, economic and competitive factors, international market conditions, technological developments, the ability to finance operations and other factors which are detailed in the Company’s SEC filings.

Condensed Consolidated Balance Sheets
(U.S. Dollars in Thousands)
	December 31, 2003	March 31, 2004
	(Audited)	(Unaudited)
Current assets
Cash and cash equivalents	31,771	38,394
Short-term marketable securities and accrued interest	31,111	26,920
Trade receivables, net	9,690	10,360
Other receivables and prepaid expenses	1,089	1,263
Inventories	2,998	3,016
	76,659	79,953
Long-term investments
Long-term bank deposits and accrued interest	72,017	72,639
Long-term marketable securities	4,122	5,589
Severance pay funds	1,435	1,480
	77,574	79,708

Property and equipment, net	3,479	3,520
Other assets, net	402	381
Total assets	158,114	163,562

Current liabilities
Trade payables	4,285	3,753
Deferred revenues, other payables and accrued expenses	11,897	13,475
	16,182	17,228

Accrued severance pay	1,625	1,722
Minority interest	61	25
Total liabilities	17,868	18,975

Shareholders’ equity
Share capital	439	442
Additional paid-in capital	138,552	140,097
Accumulated other comprehensive loss	(38)	(11)
Retained earnings	1,293	4,059
Total shareholders’ equity	140,246	144,587
Total liabilities and shareholders' equity	158,114	163,562

Condensed Consolidated Statements Of Operations
(U.S. Dollars in thousands, except share and per share data)
	For the Three months ended March 31, 2003	For the Three months ended March 31, 2004
	(Unaudited)	(Unaudited)

Revenues	12,589	15,522
Cost of revenues	2,266	2,760
Gross profit	10,323	12,762
Operating expenses:
Research and development	1,949	2,337
Sales and marketing	7,547	7,702
General and administrative	1,007	1,020
Total operating expenses	10,503	11,059
Operating income (loss)	(180)	1,703
Financial income, net	995	1,052
Income before minority interest	815	2,755
Minority interest in losses (earnings) of a subsidiary	(14)	11
Net income	801	2,766

Basic net earnings per share	$ 0.05	$ 0.16
Weighted average number of shares used to compute basic net earnings per share	17,025,832	17,753,507

Diluted net earnings per share	$ 0.05	$ 0.14
Weighted average number of shares used to compute diluted net earnings per share	17,476,353	20,071,759